UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-40010

Pharvaris N.V.

(Translation of registrant’s name into English)

Emmy Noetherweg 2

2333 BK Leiden

The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

PHARVARIS N.V.

Effective October 4, 2024, Morgan Conn, Ph.D., Chief Business Officer of Pharvaris N.V. (the “Company”), voluntarily resigned to pursue another opportunity. Dr. Conn’s resignation is not due to any disagreement with the Company. Dr. Conn’s responsibilities will be divided and reassigned to the Company’s current executive committee members.

The information included in this Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (Registration Numbers 333-278650, 333-277705 and 333-273757) and Form S-8 (Registration Number 333-252897).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARVARIS N.V.

Date: September 25, 2024	By:	/s/ Berndt Modig
	Name:	Berndt Modig
	Title:	Chief Executive Officer